LIGHTCOLLAR, INC.

PO Bo 973, #264

3rd Ave., West

Unity, Saskatchewan, S0K 4LO

__________________________________________________________________________

VIA EDGAR CORRESPONDENCE ONLY

July 11, 2012

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

Lightcollar, Inc.

Amendment No. 1 to Post-effective Amendment No. 1

Filed July 10, 2012

File No. 333-174759

Division of Corporation Finance:

Lightcollar, Inc. (the “Company”) is filing through EDGAR and pursuant to the provisions of Regulation S-T the above-identified post-effective amendment (the “Filing”).  The Filing has been updated to respond to comments made by the Securities and Exchange Commission (the “Commission”) dated July 11, 2012 and to extend the offering period until December 28, 2012.

On behalf of the Company, I request your prompt attention to this Filing.  The Company desires that the post-effective amendment becomes effective by July 13, 2012.

Furthermore, the Company acknowledges that:

The declaration of effectiveness of the Filing does not foreclose further comments by the Commission or the staff thereof;

The declaration of effectiveness of the Filing does not relieve the Company from full responsibility for the adequacy and accuracy of the disclosures in the Filing; and

The Company may not assert, as a defense in any proceeding initiated under the federal securities laws, staff comments or the declaration of effectiveness.

Please feel free to call the Company at (306) 228-3262, or the Company’s corporate counsel, Robert J. Burnett, at (509) 252-5066, if there is anything that can be done to facilitate your review of this post-effective amendment.  Thank you for your prompt attention to this matter.

Sincerely,

LIGHTCOLLAR, INC.

/s/ Colin Mills

Colin Mills, President Secretary, Treasurer,

Director, Principal Executive Officer,

Principal Financial Officer, Principal

Accounting Officer